

07004175

UNITED STATES
'URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLEARY GULL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Wisconsin Avenue, Suite 2400
(No. and Street)

Milwaukee (City) Wisconsin (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Braun (414) 291-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

100 East Wisconsin Avenue, Suite 2300 (Address) Milwaukee (City) WI (State) 53202 (Zip Code)

PROCESSED

MAR 21 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



RECEIVED
FEB 28 2007

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Braun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleary Gull Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Certified Public Accountants' Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of financial condition and reports of independent certified public accountants

Cleary Gull Inc.

December 31, 2006

(Available for Public Inspection)

CONTENTS

	Page
Report of Independent Certified Public Accountants	3
Financial Statement	
Statement of Financial Condition	4
Notes to Financial Statement	5
Supplementary Report	
Report of Independent Public Accountants On Internal Control Required by SEC Rule 17a-5	9

Grant Thornton

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Stockholder and Board of Directors
Cleary Gull Inc.

We have audited the accompanying statement of financial condition of Cleary Gull Inc. (the "Company") as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 5, 2007

CLEARY GULL INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2006

ASSETS

Cash and cash equivalents	$	3,376,281
Advisory fees and other receivables		52,038
Receivable from clearing broker		231,537
Property and equipment, at cost, less accumulated depreciation of $194,903		190,677
Other assets		217,974
Total assets	$	4,068,507

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	647,336
Dividend payable		2,207,247
Total liabilities		2,854,583
STOCKHOLDER'S EQUITY:		
Common stock; $0.01 par value, authorized 3,000 shares; issued and outstanding 100 shares		1
Additional paid-in capital		907,932
Retained earnings		305,991
Total stockholder's equity		1,213,924
Total liabilities and stockholder's equity	$	4,068,507

The accompanying notes to financial statements are an integral part of this statement.

CLEARY GULL INC.
NOTES TO FINANCIAL STATEMENT
December 31, 2006

NOTE A – ORGANIZATION

Cleary Gull Inc. (the "Company" - a Delaware corporation), is a financial services firm located in Wisconsin that provides investment management and investment consulting services to individuals, foundations, retirement plans and corporations and provides privately held and small public companies with merger and acquisition advisory services, private capital raising, and financial advisory services. The Company is a wholly-owned subsidiary of Cleary Gull Holdings Inc. ("Holdings").

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

2. Cash and Equivalents

The Company considers cash and cash equivalents to include those investments with original maturities of 90 days or less.

3. Receivables

Receivables primarily represent cash held at the clearing broker, other amounts due from the clearing broker, and advisory fees receivable from clients. An allowance is made for receivables that are deemed uncollectible by management. As of December 31, 2006, there was no allowance for uncollectible accounts.

4. Property and Equipment

Property and equipment are carried at cost, less allowance for depreciation using the straight-line method, over a useful life of three to seven years.

5. Income Taxes

The Company has elected, for Federal and state income tax purposes, to be treated as an S corporation under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the stockholders of its parent company, Cleary Gull Holdings Inc.

CLEARY GULL INC.
NOTES TO FINANCIAL STATEMENT - CONTINUED
December 31, 2006

NOTE C – COMMITMENTS AND CONTINGENCIES

The Company is an introducing broker and clears transactions with and for customers on a fully-disclosed basis with RBC Dain Rauscher ("Clearing Broker"). In connection with this arrangement, the Company is contingently liable for its customers' transactions. At December 31, 2006 there were no amounts to be indemnified by RBC Dain Rauscher for these customer transactions. The Company holds $100,000 on deposit with the Clearing Broker and grants the Clearing Broker a continuing security interest and general lien upon the deposit in the event of a claim associated with customers' transactions.

The Company occupies office space under a non-cancelable operating lease which expires on June 30, 2009 and under an operating agreement with Cleary Gull Holdings Inc. ("Holdings) which includes a commitment to lease office space through March 31, 2011 with the right to renew through March 31, 2016. See note E – Related Party Transactions. The office space lease and operating agreements include rate increases which are recognized on a straight-line basis over the life of the lease. The company also leases certain equipment.

Estimated future minimum office and equipment lease payments are as follows:

2007	$	247,000
2008		259,000
2009		255,000
2010		250,000
2011		63,000
Total	$	1,074,000

The Company is also responsible for its pro-rata share of operating expense of the buildings in which it rents space.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1, "the Rule") and is required to maintain minimum capital as defined under the Rule. Under the Rule, the Company is required to maintain regulatory net capital equivalent to the greater of $250,000, or 6-2/3 % of aggregate indebtedness, as these terms are defined. The Rule prohibits a broker-dealer from engaging in any securities transactions at a time when its aggregate indebtedness exceeds 15 times its net capital.

Net capital and aggregate indebtedness change from day to day. At December 31, 2006, the Company had regulatory net capital and net capital requirements of $750,576 and $250,000, respectively, and its ratio of aggregate indebtedness to net capital was 3.80 to 1.

NOTE E – RELATED PARTY TRANSACTIONS

MBO Cleary Advisors Inc. ("MBOC") is a wholly-owned subsidiary of Holdings. MBOC and the Company share certain expenses in accordance with an Operating Agreement. MBOC provides advice on investment policy development, asset allocation strategy, manager/fund due diligence, evaluation, selection and monitoring to the Company.

Under an agreement between the Company and Holdings, the Company occupies a portion of office space leased by Holdings. Under this agreement, Holdings may purchase leasehold improvements, property and equipment for the benefit of the Company and its affiliate.

As of December 31, 2006, $119,823 was payable to MBO Cleary Advisors Inc. and $2,207,247 was payable to Holdings. The amount payable to MBOC is recorded within accounts payable and accrued expenses and the amount payable to Holdings is recorded as dividends payable.

NOTE F – EMPLOYEE BENEFIT PLAN

The Company sponsors a defined-contribution savings plan covering substantially all employees of both operating companies, Cleary Gull and MBOC. The Plan is designated to qualify under Internal Revenue Code Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows participant contributions on a pretax basis. The Plan provides for a Company match of employee contributions on a percentage determined by the Company each year. The Company profit sharing contributions are discretionary.

SUPPLEMENTARY REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Stockholder and Board of Directors
Cleary Gull Inc.

In planning and performing our audit of the financial statements of Cleary Gull, Inc. (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

GRANT THORNTON LLP
Milwaukee, Wisconsin
February 5, 2007

END